[CSW Letterhead]



                                                              April 17, 1997


      Re:  Supplement to Offer to Purchase Dated March 18, 1997


To Holders of Central Power and Light
  Company's Cumulative Preferred
  Stock, Series 4.20% and 4.00%:

         Reference is made to the offer to purchase dated
March 18, 1997 (the "Offer to Purchase") and the accompanying Letter of Transmittal which was previously sent to you. Those documents contained Central and South West Corporation's ("CSW") offer to purchase shares of Central Power and Light Company's ("CPL") 4.00% Series Cumulative Preferred Stock (the "4.00% Series") at a price of $62.82 per 4.00% Series share and CPL's 4.20% Series Cumulative Preferred Stock (the "4.20% Series") at a price of $70.39 per 4.20% Series share (collectively, the "Offer"). Those documents also reflected that the Offer would expire at 5:00 p.m., Central Time on Wednesday, April 16, 1997 unless extended. Please be advised that:

         THE EXPIRATION DATE OF THE OFFER HAS BEEN EXTENDED.
THE OFFER AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 10:00 AM,
CENTRAL TIME, ON MONDAY, APRIL 28, 1997, UNLESS THE OFFER IS
FURTHER EXTENDED.

         All other terms and conditions of the Offer remain unchanged and you may deposit or withdraw your shares of CPL's 4.00% Series or 4.20% Series Preferred Stock at any time up to the new Expiration Date of Monday, April 28, 1997 in the manner set forth in the Offer to Purchase.

         Certain events, as described below, have caused CSW to extend the Expiration Date of the Offer to 10:00 AM Central time, on Monday, April 28, 1997. On April 10, 1997, CPL's Board of Directors declared a regular quarterly dividend on the 4.00% Series and the 4.20% Series, payable on May 1, 1997 (the "May Dividend") to owners of record on April 21, 1997. Holders of the 4.00% Series and the 4.20% Series will be entitled to the May Dividend regardless of whether they tender or have tendered shares pursuant to the Offer.

         The Offer is being extended so that you may consider the following events involving CPL that have occurred since the date of the Offer to Purchase:

                  CPL Rate Case

         On March 31, 1997, the Public Utility Commission of
Texas (the "Texas Commission") issued its final rate order ("Final Order") in CPL's Rate Review Docket No. 14965. The Final Order lowers the annual base rates of CPL by approximately $27 million, or approximately 3.5% in 1997, from CPL's existing rate level prior to CPL's May 1996 implementation of bonded rates. The
Texas Commission also introduced a Glide Path Methodology whereby CPL's rates will be reduced by an additional $16 million in 1998 and another $16 million in 1999. CPL has filed three Current Reports on Form 8-K with the Securities and Exchange Commission regarding the Final Order. A copy of the most recent Form 8-K, which analyzes the estimated financial impact of the Final Order on CPL and the responses that CPL may make to the Final Order, is attached to this letter as Annex I. I urge you to read the Form 8-K in its entirety as it contains important information involving the Final Order.

                  CPL Articles Amendment

         On April 7, 1997, CPL announced that its shareholders had approved and adopted, at a special meeting of shareholders held at CPL's offices in Corpus Christi, Texas on April 7, 1997, an amendment to CPL's Restated Articles of Incorporation (the "Articles") to eliminate a provision limiting CPL's ability to issue securities representing (i) unsecured indebtedness to no more than 20% of the aggregate of its capital, surplus and secured debt and (ii) unsecured indebtedness maturing in less than ten years to 10% of such aggregate. The special meeting was held pursuant to a proxy solicitation by the Board of Directors of CPL to amend the Articles.

                                      * * *

         We trust that the extension of the Offer will not cause you any inconvenience. Questions and requests for assistance may be made to Goldman, Sachs & Co. at (800) 828-3182 or Smith Barney Inc. at (800) 655-4811 and to D.F. King & Co., Inc. (the "Information Agent") at (800) 290-6432. Requests for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal for the 4.00% Series or the 4.20% Series and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.


                                     /s/GLENN FILES
                                     Glenn Files
                                     Executive Vice President
                                      and Director